Filed by Cottonwood Communities, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
Subject Company: Cottonwood Residential II, Inc.
Registration No.: 333-252697
Dated February 12, 2021

EXPLANATORY NOTE

The following is a transcript of a presentation recorded to be replayed to financial advisors and investors regarding the proposed merger of Cottonwood Residential II, Inc. with and into a wholly owned subsidiary of Cottonwood Communities, Inc. pursuant to an agreement and plan of merger entered on January 26, 2021.

SPEAKER: SUSAN HALLENBERG

Thank you for joining our call today; this is Susan Hallenberg, CFO of Cottonwood Residential. I am joined today by Dan Shaeffer, CEO of Cottonwood Residential and by Adam Larson, CFO of Cottonwood Communities.  We are excited to talk to you about the recently announced mergers, but first I will read the Safe Harbor Statement.

When using this conference call, the words believes, anticipates, expects and similar expressions are intended to identify forward-looking statements. Although the company believes that these forward-looking statements are based on reasonable assumptions, such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties are discussed in the prospectus for Cottonwood Communities filed with the SEC, under the title Risk Factors.

Listeners are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements. In connection with the proposed transactions to be discussed today, a joint information statement/prospectus will be filed with the SEC. Investors are urged to read these documents once they are available because they will contain important information about the proposed transactions.

I will now turn the call over to Dan Shaeffer, CEO of Cottonwood Residential. Dan…

SPREAKER: DANIEL SHAEFFER

Today I am pleased to announce an exciting transformation of our business and provide you with some high-level details about the contemplated mergers. In addition to our overview that we will provide on this call, you will each be receiving a detailed “information statement” describing the proposed transactions in detail. We encourage you to carefully review this information and contact us with any questions.

First, let me summarize what is anticipated with these mergers: Cottonwood Communities (or “CCI”) has entered agreements to acquire Cottonwood Residential; as well as Cottonwood Multifamily REIT I and Cottonwood Multifamily REIT II. CCI is a publicly registered non-exchange traded REIT, originally sponsored by Cottonwood Residential, and is currently in its initial offering period.  If the merger is consummated, the surviving Operating Partnership will be Cottonwood Residential Operating Partnership (or “CROP”) which is where your partnership units are currently held.

This transaction is effectively a combination under the CCI umbrella of each of the Cottonwood REITs into a single approximately $1.5Bn REIT. We believe that this larger platform will provide important strategic benefits to our overall business and enhance our ability to raise capital, which we believe will allow us to grow more quickly and support acquisitions that drive growth in stockholder value.

All of Cottonwood Residential’s operations, including its property management team and all of its ancillary businesses will be part of this combined platform under CCI.

Post-merger the Cottonwood Residential investors owning CROP common partnership units and Cottonwood Residential common stock, will own approximately 57.3% of CROP, the surviving operating partnership for which CCI will be the general partner (assuming all of the mergers close).  Note that former CRII preferred stockholders and current CCI preferred stockholders (through CCI’s preferred ownership in CROP) will remain as part of the capitalization of the combined companies.

I would now like to briefly discuss the strategic rationale for the mergers. As I previously mentioned, this transaction will create a consolidated platform that we believe will provide enhanced access to capital because of its size and scale. The fully combined REIT is expected to have total assets of approximately $1.5 billion and will have direct ownership interests or structured investments in 34 multifamily apartment communities in 12 states (based on data as of December 31, 2020).

The market for raising capital in the private REIT space has changed dramatically in the last few years…with the bulk of the capital being raised by programs structured similarly to how we expect to structure CCI after the mergers. Those programs include REITs sponsored by well-known firms like Blackstone, Starwood, and Black Creek who together accounted for 87% of the non-traded REIT capital raised in 2020.

Although these are large and well capitalized competitors, none of them are focused 100% on the Multifamily sector, which we believe will provide a meaningful strategic advantage to us, particularly with the size and scale of our fully integrated operating platform and our focus on growth markets. During this last year with the Covid-19 pandemic, Multifamily (particularly in the markets where we operate) has emerged as one of the darlings of the commercial real estate world due to its relative stability and access to financing, which is in stark contrast to other types of commercial real estate such as Retail and Office. We strongly believe that this favorable sentiment towards Multifamily will continue and will allow us to compete effectively for capital going forward.

Why is it important to have enhanced access to capital going forward? Having access to additional capital will enable us to continue driving growth in stockholder valueby allowing us to invest more heavily in: 1) high quality stabilized apartment projects at today’s historically low interest rates; 2) structured transactions like preferred equity and mezzanine debt, which currently are driving 12-15% returns; and 3) well-located development opportunities in irreplaceable infill locations. Having greater access to capital to invest in these types of opportunities will allow us to enhance total returns for the whole platform.

In addition to increased size and scale of this combined REIT, other key strategic benefits of the merger include: 1) enhanced cost synergies with respect to audit, tax and operations; and 2) improved diversification by combining the assets of all four REITs together.

I’m now going to turn the call over to Adam Larson, CFO of Cottonwood Communities, or “CCI” to dive deeper into the details of the mergers:

SPEAKER: ADAM LARSON

Thanks Dan. First let me start by discussing the structure of the combined business going forward.

CCI is currently structured differently than Cottonwood Residential. CCI is advised by an outside manager, (Cottonwood Communities Advisors, which I’ll refer to as “the Advisor” or “CCA”).

The Advisor currently manages the day-to-day business and strategic direction of CCI for a fixed asset management fee.  As part of this merger, because CCI is the acquirer of Cottonwood Residential, the surviving REIT (CCI) will continue to be managed by the Advisor going forward, albeit at a newly negotiated lower asset management fee structure; a structure that we believe is similar to our key competitors Dan mentioned earlier. The transition to this fixed asset management fee arrangement, along with other cost efficiencies generated by the scale of the combined companies, is expected to be accretive to Cottonwood Residential in 2021 (which means it should increase the effective FFO/Unit).

The new fee structure is a fixed annual asset management fee of 0.75% of total assets of the combined merged entity with a cap of 1.5% annually of our NAV (which is essentially our total equity value). Additionally, the advisor can earn an incentive fee in any year where the total return exceeds 5%, as long as the starting point for that year’s incentive fee measurement exceeds the highest level of net asset value previously achieved.

Another key element of this transaction is that the newly merged company will be controlled by an independent board of directors. Currently, Cottonwood Residential is controlled by Chad Christensen, Daniel Shaeffer and Gregg Christensen as they hold a majority of the existing board seats of Cottonwood Residential. The new Board of Directors will consist of five members, three will be independent directors and two will be affiliated directors. The three independent directors will be comprised of two directors appointed by Cottonwood Residential, and one appointed by CCI. The two affiliated directors will be co-founders Daniel Shaeffer and Chad Christensen. As part of the transaction, and in exchange for the relinquishment of the only voting shares in Cottonwood Residential, which are indirectly beneficially held by Chad Christensen, Daniel Shaeffer, Gregg Christensen and Eric Marlin, these four individuals will receive Cottonwood Residential’s approximately 50% interest in the Advisor.

It is important to note that all four of these individuals will continue to be significant owners of the new CCI REIT; together, immediately post-closing (assuming all REITS merge into CCI), they are expected to own approximately 9% of the fully combined company through their ownership interest in the operating partnership, further enhancing their alignment of interests with you and the other owners of this newly combined REIT.

At this point I’m going to shift gears and talk about two meaningful benefits to Cottonwood Residential Investors as a result of this deal.

1) Upon closing of the transaction, if CCI continues paying distributions at its current rate, the common equity investors are expected to see an increase in their distribution rate; and 2) we expect all equity holders to have enhanced liquidity options going forward.

Distributions are not guaranteed, but post-merger, we expect the distribution rate for CCI to continue to be $0.50/share or unit/year. When you apply the merger exchange ratio of 2.015x to your equity interests, this equates to a distribution of approximately $1.01/share or unit/year after closing. This is an increase of approximately 12 cents over your current distribution rate of $0.89 or approximately a 13% increase.

Additionally, Prior to the consummation of this transaction, Cottonwood Residential is expected to make an in-kind distribution to its equity holders in the form of a $13M intercompany note receivable that is currently payable from the Advisor to Cottonwood Residential. The end result is that the Advisor will make loan payments of both principal and interest directly to each Cottonwood Residential equity holder going forward.

Let me quickly cover the details of this additional payment: The distributed note will carry a 7% rate and will be amortized over 10 years (with the option of early prepayment by CCA).

The payments under this note equal an additional 11.7 cents per unit which will take your total expected distribution, including the increase previously mentioned, to $1.12 /unit per year which equates to a total increase relative to the current distribution of $.89/unit/year of 26.4%!

We expect to continue making monthly distribution payments at the current rates between now and the time the merger closes.

Another benefit to this merger is that the ratio of common equity to preferred equity will improve with the merged entity, relative to Cottonwood Residential today, and I should also note that the preferred equity holders will experience no change in distribution rate or terms as a result of this merger.

Regarding the increased liquidity, CCI anticipates creating new share classes as part of this merger and those classes are expected to have access to liquidity through an amended share repurchase program that expands our ability to redeem shares from 5% of the outstanding shares per year, to a new limit of 20% per year. This structure is substantially similar to the programs offered by other NAV REITs mentioned earlier, including Blackstone, Black Creek and Starwood; and represents substantially more liquidity than we have ever had available to our equity holders previously.

The new repurchase program is expected to allow for redemption at 95% of NAV during the first year and 100% of NAV thereafter. Owners of Cottonwood Residential units will be eligible after 1 year, post-merger, to convert their units to the new class of shares if they desire to access this liquidity through the share repurchase program.

At this point I’m going to turn it back over to Dan to discuss the team going forward.

SPEAKER: DANIEL SHAEFFER

Thanks Adam.

Currently CCI‘s officers include Enzio Cassinis as Chief Executive Officer, Adam Larson (who you just heard from) as Chief Financial Officer, Susan Hallenberg who serves as the Chief Accounting Officer for CCI and the Chief Financial Officer for Cottonwood Residential, Gregg Christensen who serves as the Chief Legal Officer for both CCI and Cottonwood Residential and Paul Fredenberg as the Chief Investment Officer.

Going forward we expect the officers of the newly merged CCI will include many officers from Cottonwood Residential as well:

We expect that Chad Christensen will serve as the Executive Chairman, I will serve as the Chief Executive Officer, Adam Larson will continue in his role as Chief Financial Officer, Enzio Cassinis (currently CEO of CCI) will take on a new roll of President, Glenn Rand will be the Chief Operating Officer, Gregg Christensen will continue as the Chief Legal Officer, Susan Hallenberg will continue as the Chief Accounting Officer, Paul Fredenberg will continue as Chief Investment Officer, Stan Hanks will serve as Executive Vice President over Development and Eric Marlin will continue as Executive Vice President of Capital Markets.

As Adam mentioned, The Board of Directors will be made up of 2 members of Management (myself and Chad Christensen) with 3 independent members.

At this point, I’d like to turn the call over to Susan to discuss the process we went through as part of signing the merger agreements and then she’ll discuss next steps going forward.

SPEAKER: SUSAN HALLENBERG

Thank you Dan.

As part of the process for approving these mergers, the senior executives who currently make up a majority of the board of Cottonwood Residential (Chad Christensen, Dan Shaeffer and Gregg Christensen) effectively recused themselves from the process and the two disinterested Board members formed a special committee to evaluate the merits of this merger. Each of the four REITs involved in this transaction formed special committees comprised of directors independent of management, and hired outside law firms, as well as independent financial advisors to advise them on the merits of the proposed transaction, including the legal and financial structure, as well as the overall fairness of the proposed mergers to each of the REITs equity holders. The independent financial advisors for each of the REITs determined that the negotiated exchange ratios were fair from a financial point of view.

As the next step in the merger process, we will be seeking a vote from a majority of the non-management equity holders of Cottonwood Residential to approve the merger with CCI. We will also be seeking majority votes from Cottonwood Multifamily REIT I and Cottonwood Multifamily REIT II for their respective mergers. Each of the mergers of Cottonwood Residential, Cottonwood Multifamily REIT I and Cottonwood Multifamily REIT II into CCI are separate and are not contingent on each other closing.

As Dan mentioned at the beginning of the call, in addition to the investor letter and presentation which you should have already received, you will be receiving a full-length “information statement” regarding the transaction outlining in much more detail what we have discussed today along with other pertinent details of this transaction. You should be receiving this document in late February or early March. Please note that we have retained Broadridge Financial Solutions to reach out to each person and collect their vote for this transaction via phone, online portal or mail. If you have questions about any element of the transaction, feel free to reach out directly to either Eric Marlin or Michelle Langer with detailed questions that arise from your review of the materials. Additionally, if you would like to talk to any member of the executive team please reach out to us at 801-278-0700.

Thank you again for joining us today and we look forward to working with you all on this important transaction.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed merger with Cottonwood Residential II, Inc. (“CRII”), Cottonwood Communities, Inc. (“CCI”) has filed with the SEC a registration statement on Form S-4 that includes an information statement of CRII and a prospectus of CCI. This information statement/prospectus will be mailed to CRII’s stockholders and will contain important information about the proposed merger and related matters.  This communication is not a substitute for the registration statement, the information statement and prospectus or any other documents that will be made available to the stockholders of CRII. INVESTORS ARE URGED TO READ THE INFORMATION STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CCI WITH THE SEC OR OTHERWISE DISTRIBUTED, CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CCI AND CRII AND THE PROPOSED MERGER. Investors and stockholders of CCI and CRII may obtain free copies of the registration statement, the prospectus/information statement, and other relevant documents filed by CCI with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This transcript contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provisions of such statutes. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of Cottonwood Residential Operating Partnership LP to obtain limited partner approval of the proposed transaction or the failure to satisfy the other conditions to completion of the applicable Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger; the potential adverse impact of the ongoing COVID-19 pandemic and the effect of related measures put in place to help control the spread of the virus on the operations of the REITs and their tenants, which impact remains uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CCI and CRII; and other factors, including those set forth in the Risk Factors section of CCI’s prospectus for its initial public offering, as amended and supplemented to date, as filed with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CCI and CRII undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.